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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of July 1999


                          PEAK INTERNATIONAL LIMITED

                          (Exact Name of Registrant)

                       Units 3, 4, 5 and 7, 37th Floor,
                      Cable TV Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
                   (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                      Form 20-F [X]        Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes [ ]          No [X]
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          On July 26, 1999, Peak International Limited, a Bermuda corporation,
("We" or the "Company"), announced that Jack Menache, a highly experienced lawyer, who joined the Company's Board of Directors this past May, and who has been heading the Board's Audit Committee, has agreed to join the Company as Vice President of Administration, General Counsel and Secretary. In conjunction with his new offices, Mr. Menache has resigned from the Company's Board. Succeeding Mr. Menache on the Board is William D. Snyder, a seasoned business executive,
who will assume responsibility for the Audit Committee.   For more details
regarding their backgrounds, see our press release attached hereto as Exhibit 99.1.

          On July 28, 1999, we announced continued operating momentum for our first fiscal quarter ended June 30, 1999 and sizeable contracts with two premiere semi-conductor companies, Conexant (NASDAQ: CNXT) and Motorola (NYSE:
MOT). Although we cannot disclose details, the contracts significantly expand our relationship with these companies by providing for the supply of Jedec-style shipping and baking trays for semiconductors.

          We also announced that for the first quarter of fiscal year 2000, we achieved net sales of $18.8 million, a 19 percent increase over net sales of $15.8 million for the fiscal first quarter of a year ago. Our gross profit margin increased to 42.8 percent for the June 30,1999 fiscal quarter from 40.1 percent for the quarter ended June 30, 1998. This marks the fourth consecutive quarter of net sales growth and gross profit margin growth for the Company on a quarter-to-quarter basis.

          Our net income for the three months ended June 30, 1999 was $3.7 million, compared to $3.1 million for the June 30, 1998 fiscal quarter, an increase of 21 percent. Operating income was $3.8 million for this year's first fiscal quarter versus $3.0 million for the fiscal first quarter one year ago. Both net income and operating income increased over the preceding quarter.

          We also announced that during the quarter, our new management began the process of evaluating the Company's business position. In that regard, we have determined that our capacity is sufficient to meet near-term market demand, and therefore, we have put on hold the completion of the new factory in China. We are continuing to investigate and resolve irregularities in the operations of our facilities in China. We also announced the closing of our manufacturing facility in Penang, Malaysia.

          We also announced that we have taken steps to improve efficiency in the Company's recycling business. In this regard, we have terminated our relationship with the SemiCycle Foundation in Austin, Texas and relocated our U.S. shipping and distribution functions from Austin to Milpitas, California. The sales office in Austin will be maintained. We expect this restructuring to result in better service to U.S. customers, as well as cost savings to the Company.

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     A copy of the press release issued on July 26, 1999 with respect to the foregoing is attached hereto as Exhibit 99.1.

     A Copy of the Press release issued on July 28, 1999 with respect to the foregoing is attached hereto as Exhibit 99.2.

          In connection with the new appointment of Mr. Menache, the Company granted him options to purchase 100,000 shares of the Company's common stock at a purchase price of $5 7/8 per share. The options will vest in twelve equal quarterly installments beginning three months from the date of grant. Additionally, we accelerated in full the vesting of the options to purchase 10,000 shares of our common stock at $3 7/8 per share, granted in connection with his appointment to our Board. We also granted, in connection with his appointment to the Board, William Snyder options to purchase 10,000 shares of our common stock at $5 7/8 per share. Mr. Snyder's options are fully vested.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of the Company at the time the Company made the statements with respect to future events and financial performance. These statements are subject to certain risks and uncertainties, including among others dependence on the semiconductor and electronics industries, competition, dependence on significant customers, issues relating to its operations in China, the resolution of recently filed shareholder litigation and other matters that could cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated July 26, 1999, issued by the Company.

          Exhibit 99.2 Copy of the Press Release, dated July 28, 1999, issued by the Company.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PEAK INTERNATIONAL LIMITED

Date:  July 29, 1999                 By: /s/ CALVIN L. REED
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                                         Calvin L. Reed
                                         President and Chief Executive Officer

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